EXHIBIT 2

March 29, 2023

Special Committee of the Board of Directors
Willis Lease Finance Corporation
4700 Lyons Technology Parkway
Coconut Creek, FL 33073

Dear Members of the Special Committee:

As you know, CFW Partners, L.P. (“CFW”), Mitsui & Co., Ltd., Fuyo General Lease Co., Ltd., and JA Mitsui Leasing, Ltd. (the “Consortium”) previously submitted a non-binding indication of interest on November 17, 2022 to the Board of Directors of Willis Lease Finance Corporation (the “Company”) to acquire all of the outstanding shares of the Company that are not owned by CFW, Charles F. Willis, IV, Austin Chandler Willis and their respective affiliates (collectively, the “Willis Parties”) at a cash purchase price of $45.00 per share of common stock (the “Offer Price”). On March 9, 2023, the Special Committee of the Board of Directors of the Company (the “Special Committee”), responded to our indication of interest with a counterproposal requesting that the Consortium increase its Offer Price to $61.00. In response, the Consortium increased its Offer Price to $47.00 on March 13, 2023. On March 20, 2023, the Special Committee requested that the Consortium further increase its Offer Price to $58.50.

 In an effort to bring this process to an immediate and final conclusion, we are willing to increase our Offer Price one final time to $50.00. We believe this is a full and fair price for the acquisition and have no interest in engaging in further rounds of back and forth negotiations with the Special Committee. Our increased Offer Price provides the Company’s stockholders immediate liquidity at an attractive premium of 16.7% to the unaffected trading price of the Company’s stock prior to the announcement of our initial proposal.

This letter does not constitute a contract, commitment or other binding obligation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner. Any obligation of the Willis Parties with respect to the proposed transaction will be only as set forth in a definitive written agreement executed and delivered by them. We intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

Very truly yours,

/s/ Charles F. Willis, IV

Charles F. Willis, IV